August 14, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	LKQ Corporation - SEC File No. 333-160395

Application for Withdrawal of LKQ Corporation’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (333-160395) filed on July 12, 2018, EDGAR Tagged as Type “S-4 POS”, Accession Number 0001065696-18-000046

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, LKQ Corporation (the “Registrant”) respectfully requests that the Securities and Exchange Commission withdraw, as of the date of this request, or as soon thereafter as practicable, the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (333-160395) filed on July 12, 2018, EDGAR tagged as Type “S-4 POS”, Accession Number 0001065696-18-000046 (the “S-4 POS Amendment”).

We are requesting withdrawal of the S-4 POS Amendment because of a filing error relating to the EDGAR submission type. The S-4 POS Amendment was erroneously filed as EDGAR submission type “S-4 POS” rather than “POS AM” as was intended. No securities have been sold under the S-4 POS Amendment. The Registrant intends to file a revised Post-Effective Amendment No. 1 to the Registration Statement under the form type “POS AM” solely to rectify the EDGAR form type error specified above as soon as practicable following acceptance of this request for withdrawal. For your information, Post-Effective Amendment No. 1 to the Registration Statement is being filed solely to reflect the coverage by the Registration Statement of shares resulting from a stock split, pursuant to Rule 416(b).

If you have any questions regarding this matter, please contact the Registrant’s outside legal counsel, J. Craig Walker, at (312) 807-4321. Thank you for your assistance.

Sincerely,

LKQ CORPORATION

By: /s/ Victor M. Casini
Name: Victor M. Casini
Title: Senior Vice President and General Counsel